UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

MADISON TECHNOLOGIES INC.

(Exact name of Registrant as specified in its charter)

Nevada	000- 51302	85- 2151785
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2500 Westchester Avenue, Suite 401

Purchase, New York 10577

(Address of Principal Executive Offices, including Zip Code)

(203) 814-6655

(Registrant’s telephone number, including area code)

Approximate Date of Mailing: November 9, 2023

Madison Technologies Inc.

2500 Westchester Avenue, Suite 401

Purchase, New York 10577

Tel: (212) 257-4193

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

November 9, 2023

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.001 per share, of Madison Technologies Inc., a Nevada corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF MADISON TECHNOLOGIES INC. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact Thomas Amon, President (Principal Executive Officer), Treasurer, Secretary, Chief Executive Officer, Chief Financial Officer, Principal Executive Officer, Principal Accounting Officer and Director of Madison Technologies Inc., 61 East 80th Street, New York, NY, 10075; telephone: +1-212-518-4177.

By Order of the Board of Directors,

Thomas Amon
President (Principal Executive Officer)

New York, New York

November 9, 2023

INTRODUCTION

This Information Statement is being mailed on or about November 9, 2023, to the holders of record as of November 8, 2023, of shares of common stock, par value $0.001 per share (the “Common Stock”), of Madison Technologies Inc. a Nevada corporation (the “Company,” “we,” “us,” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with the change in majority control of our Board of Directors (the “Board of Directors” or the “Board”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

You are receiving this Information Statement in connection with the designation of new members to the Board of Directors of the Company pursuant to a change of control of the Company.

On February 17, 2021 we and the purchasers from time to time party thereto (the “Purchasers”) entered into a Securities Purchase Agreement (the “SPA”) pursuant to which we issued convertible notes in an aggregate principal amount of $16.5 million for an aggregate purchase price of $15 million (collectively, the “Notes”). In connection with the issuance of the Notes, we issued to the Purchasers warrants to purchase an aggregate of 192,073,017 shares of Common Stock (collectively, the “Warrants”) and 1,000 shares of Series F Preferred Stock. On February 17, 2021 parties identified as a guarantor on the signature pages thereof in favor of Purchasers entered into a Guaranty Agreement (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “GA”). On February 17, 2021 (a) Philip Falcone (“Falcone”), (b) FFO 1 Trust (“FFO-1”), (c) FFO 2 Trust (“FFO-2”) and (d) KORR Value, LP (“KORR”, and together with Falcone, FFO-1 and FFO-2, and each of their respective heirs, executors, administrators, representatives, successors and assigns, each, a “Pledgor”, and collectively, the “Pledgors”) entered into a Limited Guarantor Pledge Agreement (the “LGPA”) in favor of Arena Investors, L.P. (“Arena”), in its capacity as agent under the SPA (together with its successors and permitted assigns in such capacity, the “Agent”). On February 17, 2021 (a) Falcone, (b) FFO 1, (c) FFO 2 and (d) KORR (in such capacities, collectively together with each of their respective heirs, executors, administrators, representatives, successors and assigns, each, a “Limited Guarantor”, and collectively, the “Limited Guarantors”) entered into a Limited Guaranty Agreement (the “LGA” and together with the SPA, GA, and LGPA, the “Collateral Documents”) in favor of the Agent.

On January 28, 2023, the Agent sent us a notice in the form of a letter re: Event of Default/Notice of Intention to Seek Appointment of Receiver (the “Acceleration Notice”). The Acceleration Notice stated that the Agent and Purchasers (a) elect to hereby cause (i) the outstanding principal amount of the Notes (as defined in the SPA), plus accrued but unpaid interest, liquidated damages and other amounts owing in respect thereof to become immediately due and payable in cash pursuant to clause (ii) of the definition of Mandatory Default Amount (as defined in the SPA), without presentment, demand, protest or other notice of any kind, (b) terminate any obligation to make Funding Releases (as defined in the SPA), (c) hereby informs the Company of the Agent’s and Purchasers’ intent to commence legal action to collect any or all of the Obligations, and (d) seek the appointment of a receiver or trustee as a means of realizing on their Collateral (as defined in the SPA). The Agent and the Purchasers expressly reserve their right to exercise their remedies against the Company, the Pledgors and the Limited Guarantors.

On September 21, 2023, the Agent sent us a notice in the form of a letter re: Notice of Exercise of Rights – MDEX (the “Notice of Exercise of Rights). The Notice of Exercise of rights stated that contemporaneous with the delivery of the Notice of Exercise of Rights, the Agent has exercised such rights to vote the Pledged Collateral, as defined in the LGPA, and to exercise the rights, powers and privileges as Pledgee (as defined in the LGPA), to pass certain resolutions and to amend our By- Laws to, among other things, (i) remove the Board of Directors and all Officers, and (ii) reduce the number of the Board of Directors from three to one director, who shall be Thomas Amon.

By virtue of the defaults made by us, as contemplated above, Agent held ownership in the Pledged Collateral, as defined in the LGPA starting on the date that the Notice of Exercise of Rights was sent, January 28, 2023.

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CHANGE IN MAJORITY OF BOARD OF DIRECTORS

The directors of the Company prior to the change of directors were Philip Falcone and Warren Zenna. All the directors of the Company were removed and Thomas Amon became the sole director (the “Appointment Date”) of the Company at least ten (10) days after the Agent sent this Information Statement to Madison Technologies, Inc.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires us to mail our stockholders the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

voting securities

As of November 8, 2023 (the “Record Date”), our authorized capitalization consisted of 6,000,000,000 shares of Common Stock, of which 1,603,095,243 shares of Common Stock were issued and outstanding, 50,000,000 shares of preferred stock, par value $0.001 per share, of which 1,346,995 are issued and outstanding. Of the Preferred Stock that is outstanding, 100,000 shares have been designated as Series A Convertible Preferred Stock, of which 0 shares of Series A Convertible Preferred Stock were issued and outstanding, 100 shares has been designated as Series B Preferred Stock, of which 100 shares of Series B Preferred Stock were outstanding, 10,000 shares have been designated as Series C Convertible Preferred Stock, of which 0 shares of Series C Convertible Preferred Stock were outstanding, 230,000 shares has been designated as Series D Preferred Stock, of which 155,000 shares of Series D Preferred Stock were outstanding,1,000 shares have been designated as Series E Convertible Preferred Stock, of which 0 shares of Series E Convertible Preferred Stock were outstanding, 1,152,500 shares have been designated as Series E-1 Preferred Stock, of which 1,152,000 shares of Series E-1 Preferred Stock were outstanding, 1,000 shares have been designated as Series F Preferred Stock, of which 0 shares of Series F Preferred Stock were outstanding, 4,600 shares have been designated as Series G Preferred Stock, of which 0 shares of Series G Preferred Stock were outstanding, and 39,895 shares have been designated as Series H Preferred Stock, of which 39,895 shares of Series H Preferred Stock were outstanding.

Holders of our common stock are entitled to one vote for each share on all matters to be voted on by our shareholders. Holders of our common stock have no cumulative voting rights. They are entitled to share ratably in any dividends that may be declared from time to time by the Board of Directors in its discretion from funds legally available for dividends. Holders of our common stock have no preemptive rights to purchase our common stock.

Series B Convertible Preferred Stock has the right to vote together with the holders of the Common Stock, as a single class, upon all matters submitted to holders of Common Stock for a vote. The shares of Series B Preferred Stock will carry a number of votes equal to 51% (representing majority voting power) of all voting shares of every class, including 51% of all of the issued and outstanding shares of common stock on the date of any shareholder vote, such that the holders of Series B Preferred Stock shall always possess the majority of voting rights, and shall always out vote all holders of Common Stock. Series D Preferred Stock and Series F Preferred Stock does not have voting rights. Series E Preferred Stock, Series E-1 Preferred Stock, Series G Preferred Stock and Series H Preferred Stock shall vote on an as converted basis.

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STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT BEFORE Replacement of all directors

The following table sets forth certain information regarding beneficial ownership of our Common Stock and Preferred Stock as of the Record Date, by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding Common Stock, (ii) each director and each of our Named Executive Officers and (iii) all executive officers and directors as a group.

The number of shares of Common Stock beneficially owned by each person is determined under the rules of the SEC and the information in the following table is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which such person has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after the date hereof, through the exercise of any stock option, warrant or other right. Unless otherwise indicated, each person has sole investment and voting power (or shares such power with his or her spouse) with respect to the shares set forth in the following table. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares.

Name and Address of Beneficial Owner	Common Stock Beneficial Ownership	Percent of Class(1)	Series B Convertible Preferred Stock Beneficial Ownership	Percent of Class	Series E-1 Convertible Preferred Stock Beneficial Ownership		Percent of Class
Named Executive Officers and Directors:

Philip A. Falcone(2)
22 E 67th Street New York, NY	388,150,556	24. 21%			922,000	(3)	80.0%

Lisa M. Falcone(2) 22 E 67th Street New York, NY	436,555,556	27.23%	-	-	-		-

Korr Value LP
1400 Old Country Road Westbury, NY	218,277,777	13.62%	-	-	-		-

Arena Special Opportunities Partners 1, LP
405 Lexington Avenue, 59th Floor	102,416,140	6.39%	-	-	-		-

Directors and
Executive Officers (as a group)	824,706,112	51.44%	-	-	922,000	(3)	80.0%

(1)	The number and percentage of shares beneficially owned are determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the information provided in the table above is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares over which the individual or entity has voting power or investment power and any shares of Common Stock that the individual has the right to acquire within 60 days of November 9, 2023, through the exercise of any stock option or other right. As of November 8, 2023, 1,603,095,243 shares of the Company’s common stock were outstanding.

(2)	Based on (i) 388,150,556 shares and 436,555,556 shares of Common Stock held by FFO 1 Trust and FFO 2Trust respectively. Philip A. Falcone, our Chief Executive Officer and Chairman of our Board of Directors, as a trustee of the FFO I Trust, has the sole voting and shared dispositive power over our shares held by the FFO I Trust, and Lisa Falcone, the wife of Mr. Falcone as the trustee of the FFO 2 Trust, has shared voting and dispositive power over our shares held by the FFO 2 Trust.

(3)	Each share of Series E-1 Preferred Stock may be converted to 1,000 common shares and has voting rights on the basis of its equivalent number of shares of our Common Stock.

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Stock Ownership of Principal Owners and Management Following the Replacement of All Directors

The following table sets forth certain information regarding beneficial ownership of our Common Stock and Preferred Stock as of November 8, 2023, assuming the replacement of all Directors was consummated on such date by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, (ii) each director and each of our Named Executive Officers and (iii) all executive officers and directors as a group.

The number of shares of Common Stock beneficially owned by each person is determined under the rules of the SEC and the information in the following table is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which such person has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after the date hereof, through the exercise of any stock option, warrant or other right. Unless otherwise indicated, each person has sole investment and voting power (or shares such power with his or her spouse) with respect to the shares set forth in the following table. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares.

Name and Address of Beneficial Owner	Common Stock Beneficial Ownership	Percent of Class(1)	Series B Convertible Preferred Stock Beneficial Ownership	Percent of Class(2)	Series E-1 Convertible Preferred Stock Beneficial Ownership	Percent of Class
Named Executive Officers and Directors: Thomas Amon	0	0	0	0	0	0

(1)	The number and percentage of shares beneficially owned are determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the information in the table above is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares over which the individual or entity has voting power or investment power and any shares of Common Stock that the individual has the right to acquire within 60 days of November 9, 2023, through the exercise of any stock option or other right.
(2)	Series B Convertible Preferred Stock has the right to vote together with the holders of the Common Stock, as a single class, upon all matters submitted to holders of Common Stock for a vote. The shares of Series B Preferred Stock will carry a number of votes equal to 51% (representing majority voting power) of all voting shares of every class, including 51% of all of the issued and outstanding shares of Common Stock on the date of any shareholder vote, such that the holders of Series B Preferred Stock shall always possess the majority of voting rights, and shall always out vote all holders of Common Stock.

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DIRECTORS AND EXECUTIVE OFFICERS

The Company’s Shareholders have appointed Thomas Amon as the sole member of the Board of Directors. All other members of the Board of Directors will be removed. The Company’s Board of Directors will also appoint Thomas Amon as Chief Executive Officer, Secretary, Treasurer, Chief Executive Officer, Chief Financial Officer, Principal Executive Officer and Principal Financial Officer of the Company.

Upon the Company meeting its information obligations under the Exchange Act, including the filing and mailing of this Information Statement, the Board of Directors of the Company will consist of one director until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Company’s Articles of Incorporation and Bylaws, as the case may be.

Directors and Executive Officer Prior to the Appointment Date

The following table sets forth certain information regarding our current director and executive officer as of the date of this Information Statement:

Name	Age	Position
Philip Falcone	61	Chief Executive Officer, President, Chief Financial Officer, Secretary and Director

Philip Falcone Mr. Falcone is the Chief Investment Officer and Chief Executive Officer of Harbinger Capital, and is the Chief Investment Officer of other Harbinger Capital-affiliated funds. Mr. Falcone co-founded the funds affiliated with Harbinger Capital in 2001. Mr. Falcone served as a director of HC2 Holdings, Inc. (NYSE: HCHC), a diversified holding company (“HC2”), from January 2014 until July 2020, as President and CEO of HC2 from May 2014 to June 2020 and as Chairman of the Board of HC2 from May 2014 until April 2020. Mr. Falcone served as a director, Chairman of the Board and Chief Executive Officer of HRG Group, Inc. (f/k/a Harbinger Group Inc., “HRG”) from July 2009 to November 2014. From July 2009 to July 2011, Mr. Falcone also served as the President of HRG. Mr. Falcone has over two decades of experience in leveraged finance, distressed debt and special situations. Prior to joining the predecessor of Harbinger Capital, Mr. Falcone served as Head of High Yield trading for Barclays Capital. From 1998 to 2000, he managed the Barclays High Yield and Distressed trading operations. Mr. Falcone held a similar position with Gleacher Natwest, Inc., from 1997 to 1998. Mr. Falcone began his career in 1985, trading high yield and distressed securities at Kidder, Peabody & Co. Mr. Falcone served as a member of the board of directors of Inseego Corp. (NASDAQ: INSG), a provider of intelligent wireless solutions for the worldwide mobile communications market from 1994 through August 2018, as its Chairman of the Board from May 2017 through August 2018, and as a member of its Audit Committee from June 2017 through August 2018. Mr. Falcone received an A.B. in Economics from Harvard University.

Directors and Named Executive Officers as of and Following the Appointment Date

Upon the consummation of the transactions contemplated above, the following individual is expected to be appointed to the Board of Directors and as an executive officer of the Company:

Name	Age	Position(s)

Thomas Amon	76	President, Treasurer, Secretary, Chief Executive Officer, Chief Financial Officer, Principal Executive Officer and Principal Financial Officer and Director

Executive Officers

Thomas Amon Mr. Amon is an attorney licensed to practice in the State of New York. Mr. Amon is a Harvard College graduate earning his law degree from the University of Virginia. He is a corporate and M&A specialist with over 40 years’ experience representing small and medium sized companies and investment funds. Mr. Amon is a securities lawyer by trade. Mr. Amon also serves as a board member of a number of charitable institutions located in New York City and New England. Mr. Amon is 76 years-old. Over the past five years Mr. Amon has worked at the Law Office of Thomas Amon until June 1, 2023 when he changed roles to start working at Praetor Legal Services. Mr. Amon served on the board of Everything Blockchain, Inc. for approximately two years ended July 31, 2023.

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Family Relationships and Other Arrangements

There are no family relationships among our proposed director and executive officer. Our director will be appointed to the Board pursuant to the transactions contemplated above.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. To our knowledge, based solely upon a review of Forms 3, 4, and 5 filed with the SEC, we believe that our directors, executive officers, and greater than 10% beneficial owners have complied with all applicable filing requirements.

Code of Ethics

We have adopted a Code of Ethics that applies to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer or Controller, or persons performing similar functions. A copy of the code of ethics was filed as an exhibit to our annual report on Form 10-K filed with the Securities and Exchange Commission March 31, 2010.

CORPORATE GOVERNANCE

Term of Office

Each director of Madison holds office until (i) the next annual meeting of the stockholders, (ii) his successor has been elected and qualified, or (iii) the director resigns.

Committees of the Board

Our Board of Directors did not hold any formal meetings during the year ended December 31, 2022. All other proceedings of our Board of Directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the corporate laws of the State of Nevada and our Bylaws, as valid and effective as if they had been passed at a meeting of our directors duly called and held.

We currently do not have nominating or compensation committee or committees performing similar functions nor do we have a written nominating or compensation committee charter. Our Board of Directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by our Board of Directors.

We do not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. We do not currently have any specific or minimum criteria for the election of nominees to our Board of Directors and we do not have any specific process or procedure for evaluating such nominees. Our Board of Directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

A shareholder who wishes to communicate with our Board of Directors may do so by directing a written request to the address appearing on the first page of this Schedule 14f-1.

Your letter should indicate that you are a stockholder of our Company. Depending on the subject matter, management will:

● Forward the communication to the Director or Directors to whom it is addressed;

● Attempt to handle the inquiry directly; or

● Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board of Directors meeting or through the course of other communication, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

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Audit Committee and Audit Committee Financial Expert

Madison does not have a audit committee.

As of December 31, 2022, Madison did not have a written audit committee charter or similar document.

Madison has no financial expert. Management believes the cost related to retaining a financial expert at this time is prohibitive. Madison’s Board of Directors has determined that it does not presently need an audit committee financial expert on the Board of Directors to carry out the duties of the Audit Committee. Madison’s Board of Directors has determined that the cost of hiring a financial expert to act as a director of Madison and to be a member of the Audit Committee or otherwise perform Audit Committee functions outweighs the benefits of having a financial expert on the Audit Committee.

EXECUTIVE COMPENSATION

Madison has paid the following compensation to its named executive officers during its fiscal years ended December 31, 2021 and 2022.

summary compensation table

(a) Name and principal position	(b) Year	(c) Salary ($)	(d) Bonus ($)	(e) Stock Awards ($)	(f) Option Awards ($)	(g) Non- Equity Incentive Plan ($)	(h) Non-qualified Deferred Compensation Earnings ($)	(i) All other compensation ($) (3)(4)	(j) Total ($) (1)(2)
Philip A. Falcone CEO	2022	–	–	–	–	–	–	–	–
	2021	–	–	–	–	–	–	–	–

Henry Turner CTO and COO	2022	98,077	–	–	–	–	–	–	98,077
	2021	98,077	–	–	–	–	–	–	98,077

Warren Zenna Director	2022	–	–	–	–	–	–	–	–
	2021	–	–	–	–	–	–	–	–

Jeffrey Canouse Former CEO and Director	2022	–	–	–	–	–	–	49,200	49,200
	2021	–	–	–	–	–	–	49,200	49,200

Stuart Sher Creative Manager	2022	–	–	–	–	–	–	–	–
	2021	25,000	–	–	–	–	–	55,000	55,000

Walter Hoelzel Marketing Manager	2022	–	–	–	–	–	–	–	–
	2021	25,000	–	–	–	–	–	55,000	55,000

(1)	On February 15, 2021, we entered into a Consultant Agreement with GreenRock LLC, to retain Mr. Falcone, its Managing Member, to serve as a consultant to us and advise on all matters typically considered and decided upon by executive management and our board of directors, and additionally to serve as Chairman of the Board of Directors and Chief Executive Officer. We compensated GreenRock LLC $925,972 and $315,000 for its services provided in 2022 and 2021, respectively.

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(2)	On March 3, 2021, we entered into a Consultant Agreement with Zenna Consulting Group, to retain Mr. Zenna to serve as a consultant to us and advise on all matters typically considered and decided upon by a chief marketing officer and a member of our board of directors, and additionally to serve as a member of the Board of Directors. We compensated Zenna Consulting Group $57,000 for its services provided in 2021.
(3)	On February 16, 2021, Mr. Canouse resigned as CEO and was retained to serve as a consultant to us and advise on all matters typically considered and decided upon by a chief compliance officer and member of our Board of Directors. We compensated Mr. Canouse $49,200 for his consulting services provided in 2021.
(4)	On November 15, 2021, our service agreements with Mr. Sher and Mr. Hoelzer were assumed by Forever Brands, Inc. in connection with the disposition of our CZJ products business. We compensated Mr. Sher and Mr. Hoelzer $55,000 for their consulting services provided in 2021, respectively.

Since Madison’s inception, no stock options, stock appreciation rights, or long-term incentive plans have been granted, exercised or repriced.

Currently, there are no arrangements between Madison and any of its directors whereby such directors are compensated for any services provided as directors.

There are no employment agreements between Madison and any named executive officer, and there are no employment agreements or other compensating plans or arrangements with regard to any named executive officer which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of Madison or from a change in a named executive officer’s responsibilities following a change in control.

On February 15, 2021, we entered into a Consultant Agreement with GreenRock LLC, to retain Philip Falcone, its Managing Member, to serve as a consultant to us and advise on all matters typically considered and decided upon by executive management and our board of directors, and additionally to serve as Chairman of the Board of Directors and Chief Executive Officer. We compensated GreenRock LLC $925,972 and $315,000 for its services provided in 2022 and 2021, respectively.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Persons

Since the beginning of Madison’s last fiscal year, no director, executive officer, security holder, or any immediate family of such director, executive officer, or security holder has had any direct or indirect material interest in any transaction or currently proposed transaction, which Madison was or is to be a participant, that exceeded the lesser of (1) $120,000 or (2) one percent of the average of Madison’s total assets at year-end for the last three completed fiscal years.

Promoters and control persons

From July 2004 until June 2007, Kevin Stunder and Joel Haskins were promoters of Madison’s business. From June 2007 until July 2011, Joseph Gallo and Steven Cozine were promoters of Madison’s business. From July 2011 until September 2014 Joseph Gallo was the promoter of Madison’s business. From September 2014 until November 2014 Mr. Brent Inzer was the promoter of Madison’s business. From November 2014 until January 2015 Mr. Frank McEnulty was the promoter of Madison’s business. From January 2015 until September 2016 Mr. Joseph Gallo was the promoter of Madison’s business. From September 2016 until March 2018 Mr. Thomas Brady was the promoter of Madison’s business. Since March 3, 2018 until his resignation from all officer and director positions effective following the filing of our 10-Q for the period ending June 30, 2020, on August 14, 2020, Joseph Gallo was the promoter of Madison’s business. Since the resignation of Mr. Gallo, Jeffrey Canouse would be considered a promoter of Madison’s business. None of these promoters have received anything of value from Madison nor is any person entitled to receive anything of value from Madison for services provided as a promoter of the business of Madison.

REVIEW, APPROVAL AND RATIFICATION OF RELATED PARTY TRANSACTIONS

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are not required to provide the information under this item.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Forms 10-K and 10-Q, respectively, with the SEC. Copies of such material can be obtained on the SEC’s website (http://www.sec.gov) that contains the filings of issuers with the SEC through the EDGAR system.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Madison Technologies Inc.

Dated: November 9, 2023	By:	/s/ Thomas Amon
	Name:	Thomas Amon
	Title:	President, Secretary, Treasurer, Chief Financial Officer, Chief Executive Officer, Principal Executive Officer and Principal Accounting Officer

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